FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

Scythian Biosciences Corp. (the “Company”)
366 Bay Street, Suite 200

Toronto, Ontario, M5H 4B2

Item 2 — Date of Material Change

January 4, 2018 in respect of the Stock Split (as defined below).

Item 3 — News Release

The press release disclosing the material change was released on January 4, 2018 through the facilities of NASDAQ Globe News Wire.

Item 4 — Summary of Material Change

On January 4, 2018, the Company announced that its board of directors had approved a proposed up to eight (8) for one (1) stock split of its issued and outstanding common shares (the “Stock Split”). The Stock Split is subject to TSX Venture Exchange approval and the approval of the Company’s shareholders at a special meeting of shareholders.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

The material change with respect to the Stock Split is fully described in the Company’s press release filed on SEDAR January 4, 2018.

5.2 — Disclosure for Restructuring Transactions

Not Applicable

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7 — Omitted Information

No significant facts have been omitted from this Material Change Report.

Item 8 — Executive Officer

Jonathan Gilbert, Chief Executive Officer – (212) 729-9208

Item 9 — Date of Report

This report is dated at Toronto, this 17th day of January, 2018.